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                            November 3, 2023

       Ron Knutson
       Chief Financial Officer
       Distribution Solutions Group, Inc.
       8770 W. Bryn Mawr Avenue
       Suite 900
       Chicago, IL 60631

                                                        Re: Distribution
Solutions Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-10546

       Dear Ron Knutson:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Adjusted EBITDA, page 27

   1. We note you reconcile Adjusted EBITDA to operating income. Please tell us your consideration of
Question 103.02 of the Staff's Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures in determining operating income to be the most
                                                        directly comparable
GAAP financial measure.
   2.                                                   You present Adjusted
EBITDA by reportable segment which is a non-GAAP
                                                        measure. The inclusion
of these non-GAAP measures requires a reconciliation to the most directly comparable
GAAP measure. Please revise accordingly or tell us how your
                                                        presentation complies
with Item 10(e) of Regulation S-K. You may also find Question
                                                        104.03 of the Staff's
Compliance and Disclosure Interpretations on Non-GAAP Measures
                                                        helpful.
 Ron Knutson
FirstName
DistributionLastNameRon    Knutson
             Solutions Group, Inc.
Comapany 3,
November    NameDistribution
               2023           Solutions Group, Inc.
November
Page  2     3, 2023 Page 2
FirstName LastName
Supplemental Information - Lawson Non-GAAP Adjusted Operating Income and
Non-GAAP
Adjusted EBITDA
Lawson Non-GAAP Adjusted Operating Income, page 28

3. We note you present the operating results of Lawson on a GAAP and non-GAAP basis. It appears you present financial information that combines post-merger results and unadjusted pre-merger results. Please explain how your presentation of combined results without reflecting all relevant and significant pro forma adjustments required by Article
         11 of Regulation S-X is appropriate or revise.
Lawson Segment, page 31

4. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As examples, we note your disclosure that the increase in revenue was driven by price increases, increased quantity volumes and strengthening sales. The increase in selling, general and administrative expenses was driven by compensation expense, higher severance, and higher amortization expense, partially offset by lower costs related to the Mergers and stock-based compensation. In each case the disclosures do not quantify any of the factors.
         See Item 303 of Regulation S-K and SEC Release No. 34-48960.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Rick Pufpaf